Part I, Item 9—Identifying Information

Request: Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.

Response:

Primary Business Name: VIRTU ITG LLC   **BD Number: 29299**

BD - AMENDMENT

01/15/2020

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
TJMT HOLDINGS LLC	DE	VIRTU FINANCIAL LLC	OWNER	02/2019	C	Y	N	26-1726951
VHF PARENT LLC	DE	VIRTU FINANCIAL OPERATING LLC	OWNER	02/2019	E	Y	Y	45-2287937
VIRTU FINANCIAL OPERATING LLC	DE	VIRTU ITG BORROWER LLC	OWNER	02/2019	E	Y		26-2211621
VIRTU ITG BORROWER LLC	DE	VIRTU ITG HOLDINGS LLC	OWNER	03/2019	E	Y	N	20-0337804
VIRTUAL FINANCIAL INC	DE	VIRTU FINANCIAL LLC	OWNER	02/2019	D	Y	Y	32-0420206
VIRTUAL FINANCIAL LLC	DE	VFH PARENT LLC	OWNER	02/2019	E	Y	N	20-0337804